Securities and Exchange Commission
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amicus Therapeutics Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

03152W109
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Rule 13d-1(b)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03152W109		13G

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     	CHL Medical Partners II, L.P.
     	CHL Medical Partners II Side Fund, L.P.
	Collinson Howe & Lennox II, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          N/A			(a)____
        		     	(b)____
3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
	CHL Medical Partners II, L.P. - Delaware
     	CHL Medical Partners II Side Fund, L.P. - Delaware
	Collinson Howe & Lennox II, L.L.C. - Delaware

NUMBER OF    	5.  SOLE VOTING POWER
SHARES
BENEFICIALLY	CHL Medical Partners II, L.P. - 1,279,722
OWNED BY	CHL Medical Partners II Side Fund, L.P. ? 86,219
EACH		Collinson Howe & Lennox II, L.L.C. - 0
REPORTING
PERSON


       	 	6.  SHARED VOTING POWER
	CHL Medical Partners II, L.P. - 1,365,941
		    CHL Medical Partners II Side Fund, L.P. - 1,365,941 Collinson Howe & Lennox II, L.L.C. - 1,365,941

	        7.  SOLE DISPOSITIVE POWER

			CHL Medical Partners II, L.P. - 1,279,722
	     	   CHL Medical Partners II Side Fund, L.P. ? 86,219 Collinson Howe & Lennox II, L.L.C. - 0

	     	8.  SHARED DISPOSITIVE POWER

	CHL Medical Partners II, L.P. - 1, 365,941
		    CHL Medical Partners II Side Fund, L.P. - 1,365,941 Collinson Howe & Lennox II, L.L.C. - 1,365,941

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	CHL Medical Partners II, L.P. - 1,365,941
		    CHL Medical Partners II Side Fund, L.P. - 1,365,941 Collinson Howe & Lennox II, L.L.C. - 1,365,941

10.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       	N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       	CHL Medical Partners II, L.P. ?  6%
		    CHL Medical Partners II Side Fund, L.P. ? 6%
		    Collinson Howe & Lennox II, L.L.C. ? 6%

12.  TYPE OF REPORTING PERSON
	CHL Medical Partners II, L.P. ? PN
		    CHL Medical Partners II Side Fund, L.P. PN
		    Collinson Howe & Lennox II, L.L.C. - OO

Item 1(a) Name of issuer:
		 Amicus Therapeutics Inc.

Item 1(b) Address of issuer's principal executive offices:
		6 Cedar Brook Drive, Cranbury, NJ 08512

Item 2(a) Name of persons filing:
	 CHL Medical Partners II, L.P. ? PN
		    CHL Medical Partners II Side Fund, L.P. PN
		    Collinson Howe & Lennox II, L.L.C. - OO

Item 2(b) Address or principal business office or, if none, residence:
		 1055 Washington Blvd, Stamford, CT  06901

Item 2(c) Citizenship:
  		 Delaware Corporation

Item 2(d) Title of class of securities:
		 Common Stock

Item 2(e) CUSIP No.:03152W109

Item 3	  If this statement is filed pursuant to rules 13d-1(b), or 13d-
	  2(b) or (c), check whether the person filing is an:
		Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4 	  Ownership
	(a) Amount beneficially owned:
	CHL Medical Partners II, L.P. - 1, 365,941
		    CHL Medical Partners II Side Fund, L.P. - 1, 365,941 Collinson Howe & Lennox II, L.L.C. - 1,365,941

	(b) Percent of class:
	CHL Medical Partners II, L.P. ? %
		    CHL Medical Partners II Side Fund, L.P. ? %
		    Collinson Howe & Lennox II, L.L.C. ? %

	(c) Number of shares as to which the person has:
  		(i)  Sole power to vote or to direct the vote
			CHL Medical Partners II, L.P. - 1,279,722
	     	   CHL Medical Partners II Side Fund, L.P. - 86,219 Collinson Howe & Lennox II, L.L.C. ? 0

		(ii) Shared power to vote or to direct the vote
	CHL Medical Partners II, L.P. - 1,365,941
		    CHL Medical Partners II Side Fund, L.P. - 1, 365,941 Collinson Howe & Lennox II, L.L.C. - 1, 365,941

		(iii)Sole power to dispose or to direct the disposition
			CHL Medical Partners II, L.P. - 1,279,722
	     	   CHL Medical Partners II Side Fund, L.P. - 864,219
		   Collinson Howe & Lennox II, L.L.C. ? 0

		(iv) Shared power to dispose or to direct the disposition CHL Medical Partners II, L.P. - 1, 365,941
		    CHL Medical Partners II Side Fund, L.P. - 1,365,941 Collinson Howe & Lennox II, L.L.C. - 1,365,941

Item 5	Ownership of Five Percent or Less of a Class.
		N/A
Item 6	Ownership of More than Five Percent on Behalf of Another Person.
		N/A
Item 7	Identification and Classification of the Subsidiary Which Acquired
	the Security Being Reported on by the Parent Holding Company or
	Control Person.
		N/A
Item 8	Identification and Classification of Members of the Group.
		N/A
Item 9	Notice of Dissolution of Group.
		N/A
Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
	Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2010

CHL Medical Partners II, L.P.
By: Collinson Howe & Lennox II, L.L.C.,
    its General Partner

/s/ Gregory Weinhoff
Name: Gregory Weinhoff
Title: Vice President

CHL Medical Partners II Side Fund, L.P.
By: Collinson Howe & Lennox II, L.L.C.,
    its General Partner

/s/ Gregory Weinhoff
Name: Gregory Weinhoff
Title: Vice President

Collinson Howe & Lennox II, L.L.C.,

/s/ Gregory Weinhoff
Name: Gregory Weinhoff
Title: Vice President